CUSIP No. 009720103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
Akeena Solar, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

009720103

(CUSIP Number)
Kathryn Klinedinst, Esq.
Greenberg Glusker Fields Claman & Machtinger LLP
1900 Avenue of the Stars, Suite 2100
Los Angeles, CA 90067
(310) 201-7576

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

July 25, 2007
(Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  /  /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009720103

(1)	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

David Gelbaum, Trustee, The Quercus Trust

(2)           Check the Appropriate Box if a Member of a Group (See Instructions)               (A)   /X/
              (B)                           /  /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)	Citizenship or Place of Organization

U.S.

(7)	Sole Voting Power
-0-

Number of Shares                                (8)           Shared Voting Power
Beneficially Owned                                             1,094,200
by Each Reporting
Person With                                         (9)            Sole Dispositive Power
-0-

(10)	Shared Dispositive Power
1,094,200

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
8,064,247

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)
5.9%(1)

(14)	Type of Reporting Person (See Instructions)
IN

________________
(1) Based on 18,424,727 shares of Common Stock, par value $0.001 per share, as reported in the Issuer’s Annual Report on Form 10-KSB for the year ended December 31, 2006.

CUSIP No. 009720103

(1)	Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)           Check the Appropriate Box if a Member of a Group (See Instructions)    (A) /X/
    (B) /  /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)	Citizenship or Place of Organization

U.S.

(7)	Sole Voting Power
-0-

Number of Shares                                (8)            Shared Voting Power
Beneficially Owned                                              1,094,200
by Each Reporting
Person With                                          (9)           Sole Dispositive Power
-0-

(10)	Shared Dispositive Power
1,094,200

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,094,200

(12)         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)         / /

(13)	Percent of Class Represented by Amount in Row (11)
5.9%(1)

(14)	Type of Reporting Person (See Instructions)
IN

________________
(1) Based on 18,424,727 shares of Common Stock, par value $0.001 per share, as reported in the Issuer’s Annual Report on Form 10-KSB for the year ended December 31, 2006.

CUSIP No. 009720103

(1)	Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person

The Quercus Trust

(2)           Check the Appropriate Box if a Member of a Group (See Instructions)    (A) /X/
    (B) /  /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

PF

(5)           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)       / /

(6)	Citizenship or Place of Organization

U.S.

(7)	Sole Voting Power
-0-

Number of Shares                                 (8)           Shared Voting Power
Beneficially Owned                                              1,094,200
by Each Reporting
Person With                                           (9)          Sole Dispositive Power
-0-

(10)	Shared Dispositive Power
1,094,200

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,094,200

(12)         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)         / /

(13)	Percent of Class Represented by Amount in Row (11)
5.9%(1)

(14)	Type of Reporting Person (See Instructions)
OO

__________________
(1) Based on 18,424,727 shares of Common Stock, par value $0.001 per share, as reported in the Issuer’s Annual Report on Form 10-KSB for the year ended December 31, 2006.

CUSIP No. 009720103

Item 1. Security and Issuer

Issuer: Akeena Solar, Inc.

Security: Common Stock, par value $0.001 per share (“Common Stock”)

Item 2. Identity and Background

(a) This Statement is being filed by The Quercus Trust (the “Trust”), David Gelbaum, an individual, as co-trustee of the Trust, and Monica Chavez Gelbaum, an individual, as co-trustee of the Trust (collectively, the “reporting persons”).

(b) The reporting persons’ business address is 2309 Santiago Drive, Newport Beach, California 92660.

(c) David Gelbaum and Monica Chavez Gelbaum are investors; the Trust is a revocable trust formed for estate planning purposes.

(d) None of the reporting persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the reporting persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Mr. and Ms. Gelbaum is a citizen of the United States of America. The Trust is a California statutory trust.

Item 3. Source and Amount of Funds or Other Consideration

All shares of Common Stock were purchased using personal funds.

Item 4. Purpose of Transaction

The shares of Common Stock were purchased by the Trust for investment purposes. The reporting persons have no plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the reporting persons retain their rights to modify their plans with respect to the transactions described in this Schedule 13D, to vote, acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this Schedule 13D, each reporting person beneficially owns 1,094,200 shares of Common Stock, which are held of record by the Trust.

(b) Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

CUSIP No. 009720103

(c)  Since June 3, 2007, the Trust has purchased shares of Common Stock in brokered transactions as follows:
Date	Number of Shares	Price Per Share
07/02/07	100,000	$4.2665
07/03/07	50,000	4.282
07/05/07	12,000	4.2727
07/06/07	25,000	4.15
07/09/07	35,000	4.0857
07/10/07	25,000	4.13
07/11/07	25,000	4.0841
07/12/07	30,000	4.075
07/13/07	25,000	4.1586
07/16/07	20,000	4.4199
07/17/07	15,000	4.55
07/18/07	12,500	4.6884
07/19/07	50,000	5.5313
07/20/07	100,500	6.1932
07/23/07	87,500	6.006
07/24/07	29,000	5.7443
07/25/07	250,000	4.881
07/26/07	35,000	4.5525
07/27/07	19,500	4.4862
07/30/07	40,500	4.9699
08/01/07	12,500	4.9166
8/02/07	7,500	4.85
(d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With

Respect to Securities of the Issuer

None.

Item 7.    Material to Be Filed as Exhibits

Exhibit A: Agreement Regarding Joint Filing of Schedule 13D.

CUSIP No. 009720103

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: August 3, 2007                                                         /s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 009720103

Exhibit A

Agreement Regarding Joint Filing of Schedule 13D

The undersigned agree that the Schedule 13D with respect to the Common Stock of Akeena Solar, Inc. is a joint filing being made on their behalf.

Dated: August 3, 2007                                                         /s/ David Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust